NEW WORLD BRANDS, INC.
                                2019 SW 20 Street
                                    Suite 109
                         Fort Lauderdale, Florida 33315
                            Telephone (954) 713-0222
                               Fax (954) 713-0354

                                 April 29, 2005

Mr. George F. Ohsiek, Jr.
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         RE:      New World Brands, Inc.
                  Form 10-KSB for the fiscal year ended May 31, 2004 File Date: August 30, 2004
                  File No. 033-91432

Dear Mr. Ohsiek:

         This letter will respond to your letter dated March 22, 2005.

1. The undersigned, on behalf of New World Brands, Inc. (the "Company") acknowledges the following:

         a. The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

         b. Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing.

         c. The Company may not assert this action as a defense of any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. As we discussed, the equity transactions were private sales of stock made to thirteen investors simultaneously and on the same terms. The terms indicate fair value to a willing buyer and willing seller. Dr. Passen became Chairman of the Board after the consummation of the transaction. At the time of the execution of the agreement in connection with the equity infusion, it was not contemplated that Dr. Passen would become Chairman of the Board. However, after the agreement was signed and after the terms of the deal were negotiated, Dr. Passen felt it was appropriate for him to become a member of the Board of Directors in order to monitor his investment. No additional services by Dr. Passen were expected by the Company and no employment agreement was executed. Dr. Passen only serves as Chairman of the Board. He does not hold a position as an officer. Dr. Passen does not devote his full time and attention to the Company. Rather, Dr.

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Mr. George F. Ohsiek, Jr.
April 29, 2005
Page 2

         Passen only devotes a portion of his time to the affairs of the Company. For the most part his involvement is merely designed to monitor his investment. Pursuant to your request, attached you will find copies of board minutes leading up to and immediately following the equity issuance including documentation regarding the appointment of Dr. Passen as Chairman.

3. As we discussed in our telephone conversation, many alcohol brands, assuming they are marketed properly and develop a solid reputation, contribute to cash flows into the indefinite future. Jack Daniels has been generating cash flow for over 134 years. This brand continues to experience double digit gains in various markets. The world famous Bacardi Rum was created in 1862, 143 years ago, and continues to enjoy great success through its classic Bacardi Carta Blanca, and other variations including Bacardi Limon, Bacardi O aand Bacardi Gold. Because these and other spirit products generally have an indefinite useful life, as accepted brand loyalty carries on over the years, the Company originally treated the intangible relating to Xtreme Delight Cocktails as indefinite-lived. However, in March 2005 the Company entered into an agreement with Maple Leaf Distillers, Inc. ("MLD") to jointly market and promote a ready-to-drink cocktail called Norm's Extreme Cocktails. As a result, commencing in March 2005, the Company revised its financial statements to treat this intangible as a finite-lived intangible asset.

4. Since the Company acquired the formulas and packaging for Xtreme Delight Cocktails in May 2003, management determined this intangible asset to have its original value. The Company based this on projected cash flows, including but not limited to cash flow generated from the agreement entered into January of 2004 granting exclusive rights to market and sell the product in Honduras. Moreover, in May 2004, the Company received an equity infusion of $1.7 million dollars based, at least part, on the perceived value of the Xtreme Delight Cocktails intangible asset. Notwithstanding the foregoing, in light of the Company's agreement with MLD and determination to jointly market and promote Norm's Extreme Cocktails instead of Xtreme Delight Cocktails, in March 2005, the Company agreed to reduce the value of this intangible asset to zero. The Company's most recent financial statements reflect this valuation.

         We trust the foregoing is responsive to your letter dated March 22, 2005. However, if you should have any questions or require any additional information or documentation, please contact the undersigned.

                                        Sincerely yours,

                                        /s/ Costas Ataliotis
                                        Costas Ataliotis
                                        Chief Executive Officer